Exhibit (a)(18)

                       IN THE UNITED STATES DISTRICT COURT

                      FOR THE WESTERN DISTRICT OF VIRGINIA


DONALD KINCHELOE, On Behalf Of                  )      CIVIL NO. 6:03CV00060
Himself And All Others Similarly Situated,      )      (Other Civil Action)
                                                )
                  Plaintiff,                    )      VERIFIED CLASS ACTION AND
                                                )      DERIVATIVE COMPLAINT
         v.                                     )
                                                )
BENJAMIN F. BAILAR; A. CHARLES                  )
BAILLIE; EDMUND M. CARPENTER;                   )
ERIC CLARK; CHERYL W. GRISE;                    )
GLEN H. HINER; JAMES P. KELLY;                  )
JOSEPH M. MAGLIOCHETTI; MARILYN                 )
R. MARKS; RICHARD B. PRIORY;                    )
FERNANDO M. SENEROS; and                        )
DANA CORPORATION,                               )
                                                )
                   Defendants.                  )
                                                )
------------------------------------------------


                                    COMPLAINT
                                    ---------

         Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, and an investigation undertaken by plaintiff's counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION
                              --------------------

        1. Plaintiff brings this action individually, derivatively on behalf of Dana Corporation ("Dana" or the "Company"), and as a class action on behalf of all persons, other than Defendants, who own the common stock of Dana and who are similarly situated, for money damages, injunctive, and/or declaratory relief.

        2. As more fully described below, the actions of Dana's directors complained of herein lack any legitimate corporate or business purpose and instead were and are designed for the sole purpose of entrenching themselves as officers and directors of the Company. Defendants' conspiracy to remain in control of the Company has cost and continues to cost Dana's public shareholders the opportunity to entertain substantial premium offers for their shares, including an offer from ArvinMeritor, Inc. ("ArvinMeritor"), which would provide Dana's shareholders with a market premium of approximately 56%. Defendants' continued impairment of the shareholder franchise is improper and unlawful and must be enjoined by the Court.

                             JURISDICTION AND VENUE
                             ----------------------

        3. This Court has jurisdiction of the subject matter of this action pursuit to 28 U.S.C. ss. 1332, as plaintiff and defendants are citizens of different states, and the amount in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

        4. Defendants are subject to personal jurisdiction in this judicial district, and transact business in this judicial district.

        5. The Court also has jurisdiction of the subject matter of this action pursuant to 28 U.S.C.ss. 1367(a).

        6. Venue is proper in this judicial district pursuant to 28 U.S.C. ss.ss. 1391(a)-(c), as a substantial part of the events and omissions giving rise to this action occurred in this district.

                                     PARTIES
                                     -------

        7. Plaintiff ("Plaintiff") is the owner of common stock of Dana and has been the owner of such shares continuously since prior to the wrongs complained of herein. Plaintiff is a resident of the State of California. Plaintiff brings this action individually, derivatively on behalf of Dana, and as a class action on behalf of the public stockholders of Dana.

        8. Defendant Dana is incorporated under the laws of the Commonwealth of Virginia with its principal executive offices located at 4500 Dorr Street, Toledo, Ohio. Dana's common stock trades on the New York Stock Exchange under the symbol "DCN." Dana has over 148.6 million shares of common stock outstanding, held by over 37,000 shareholders. Dana engineers, manufactures and distributes components and systems for the worldwide vehicular and industrial manufacturers and related aftermarkets. As of July 7, 2003, the day ArvinMeritor made its announcement that it was interested in acquiring Dana public, Dana common stock was trading at $12.02 per share.

        9. The individual Defendants (the "Individual Defendants") all currently serve as directors of the Board of Dana.

           a. Defendant Joseph M. Magliochetti ("Magliochetti") is and at all relevant times has been Chairman of the Board of Directors, Chief Executive Officer, and President of Dana. Magliochetti, based upon information and belief, is a resident of the State of Ohio. Magliochetti currently receives an annual base salary of $970,000, and is eligible to receive an annual bonus. For 2002, Magliochetti received a bonus of approximately $430,000. Upon information and belief, Magliochetti has not attended a single annual meeting of Dana shareholders in his 15 years with the Company. At all relevant times, Magliochetti has been the primary contact from Dana with respect to communications with ArvinMeritor;

           b. Defendant Benjamin F. Bailar ("Bailar") is and at all relevant times has been a director of Dana. Bailar, based upon information and belief, is a resident of the State of Illinois;

           c. Defendant A. Charles Baillie ("Baillie") is and at all relevant times has been a director of Dana. Baillie, based upon information and belief, is a resident of Canada;

           d. Defendant Edmund M. Carpenter ("Carpenter") is and at all relevant times has been a director of Dana. Carpenter, based upon information and belief, is a resident of the State of Connecticut;

           e. Defendant Eric Clark ("Clark") is and at all relevant times has been a director of Dana. Clark, based upon information and belief, is a resident of the United Kingdom;

           f. Defendant Cheryl W. Grise ("Grise") is and at all relevant times has been a director of Dana. Grise is a resident of the state of Massachusetts;

           g. Defendant Glen H. Hiner ("Hiner") is and at all relevant times has been a director of Dana. Hiner, based upon information and belief, is a resident of the State of West Virginia;

           h. Defendant James P. Kelly ("Kelly") is and at all relevant times has been a director of Dana. Kelly, based upon information and belief, is a resident of the State of Georgia. Kelly also serves as a director of BellSouth Corporation, along with defendant Magliochetti;

           i. Defendant Marilyn R. Marks ("Marks") is and at all relevant times has been a director of Dana. Marks, based upon information and belief, is a resident of the State of Georgia;

           j. Defendant Richard B. Priory ("Priory") is and at all relevant times has been a director of Dana. Priory, based upon information and belief, is a resident of the State of North Carolina;

           k. Defendant Fernando M. Senderos ("Senderos") is and at all relevant times has been a director of Dana. Senderos, based upon information and belief, is a resident of Mexico.

        10. By virtue of their positions as directors and/or officers of Dana and their exercise of control over the business and corporate affairs of Dana, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Dana to engage in the practices complained of herein. Each Individual Defendant owed Dana and its common stockholders fiduciary duties and were and are required to: (i) use their ability to control and manage Dana in a fair, just and equitable manner, (ii) act in furtherance of the best interests of Dana and its stockholders; (iii) refrain from abusing their positions of control; and (iv) not favor their own interests at the expense of Dana's stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

                     CLASS ACTION AND DERIVATIVE ALLEGATIONS
                     ---------------------------------------

        11. Plaintiff brings this action on his own behalf and as a class action on behalf of himself and holders of Dana common stock (the "Class") pursuant to Federal Rule of Civil Procedure 23. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

        12. This action is properly maintainable as a class action.

        13. The Class is so numerous that joinder of all members is impracticable. As of August 4, 2003, there were approximately 148 million shares of Dana common stock outstanding.

        14. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members. The common questions include, inter alia, the following:

            a. whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class;

            b. whether Defendants are unlawfully entrenching themselves in office and preventing the Company's shareholders from maximizing the value of their holdings; and

            c. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

        15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.

Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        16. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

        17. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

        18. With respect to plaintiff's claims that are deemed derivative in nature, no demand is required. Demand is excused. The Individual Defendants have substantial conflicts of interest because each receives substantial salaries, bonuses, payments, benefits, and/or other emoluments by virtue of service on the Board. The Individual Defendants have thus benefitted and will continue to benefit from the wrongs herein alleged and have acted to preserve their positions of dominance and control and the perquisites thereof, and are incapable of exercising independent business judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and are consequently interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

                             BACKGROUND OF THE OFFER
                             -----------------------

        19. Dana is a global supplier of modules, systems and components for light, commercial and off-highway vehicle original equipment ("OE") manufacturers globally and for related OE service and aftermarket customers. The Company's manufacturing operations are organized into four business units. The Automotive Systems Group sells axles, driveshafts, drivetrains, frames, chassis products, driveshafts and related modules and systems. The Automotive Aftermarket Group sells brake products, internal engine hard parts, chassis products and filtration products. The Engine and Fluid Management Group sells sealing, bearing, fluid-management and power-cylinder products. The Heavy Vehicle Technologies and Systems Group sells axles, brakes, driveshafts, chassis and suspension modules, ride controls, transmissions and electronic controls for the commercial and off-highway vehicle markets.

        20. Dana has experienced substantial corporate mismanagement over the last several years, with its public stock price suffering mightily. During 1999 and 2000, Dana common stock traded in the $30.00 to $50.00 range per share. However, by May 2003, Dana common stock had dropped to a trading level of $8.00 to $10.00 per share.

        21. On or about June 4, 2003, Larry D. Yost ("Yost"), President and Chief Executive Officer of ArvinMeritor, contacted defendant Magliochetti to express ArvinMeritor's willingness to enter into a merger transaction pursuant to which ArvinMeritor would acquire Dana for $14.00 per share in cash. Yost expressed that ArvinMeritor would also be willing to consider alternative transactions involving a combination of ArvinMeritor common stock and cash as consideration for a purchase of Dana. That same day, Yost sent a letter to Magliochetti confirming ArvinMeritor's offer:

         MR. JOSEPH M. MAGLIOCHETTI
         CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER DANA CORPORATION

         DEAR JOE:

                  THANK YOU AGAIN FOR TAKING THE TIME TO TALK WITH ME EARLIER TODAY. AS WE DISCUSSED, I AM PLEASED TO PRESENT A PROPOSAL THAT CONTEMPLATES AN ACQUISITION OF DANA BY ARVINMERITOR. I AM CONFIDENT THAT THIS TRANSACTION OFFERS AN EXCITING OPPORTUNITY TO CREATE VALUE FOR THE SHAREHOLDERS OF BOTH OUR COMPANIES. IN OUR INDUSTRY, CONSOLIDATION PRE-

         SENTS AN OPPORTUNITY TO FURTHER ENHANCE SHAREHOLDER VALUE AS WELL AS CREATE A STRONGER COMPANY.

                  I'VE SUMMARIZED OUR PROPOSAL IN THIS LETTER TO HELP YOU FACILITATE ITS REVIEW WITH YOUR BOARD AND ADVISORS. WE WOULD LIKE TO BEGIN DISCUSSIONS WITH YOU IMMEDIATELY IN THE HOPE OF COMPLETING A TRANSACTION AS QUICKLY AS POSSIBLE.

                  MY BOARD OF DIRECTORS HAS AUTHORIZED ME TO OFFER CONSIDERATION OF $14.00 IN CASH FOR EACH DANA SHARE, REPRESENTING A PREMIUM OF 45% OVER YESTERDAY'S CLOSING PRICE. AS AN ALTERNATIVE, WE ARE PREPARED TO CONSIDER A MIX OF CASH AND STOCK CONSIDERATION IF IT WILL FACILITATE A TRANSACTION. OUR PROPOSED PRICE REPRESENTS FULL VALUE, AND WE ARE CONFIDENT THAT OUR PROPOSAL WILL BE WELL RECEIVED BY DANA SHAREHOLDERS.

                  OUR OBJECTIVE IS TO RETAIN THE BEST AND THE BRIGHTEST FROM EACH OF OUR ORGANIZATIONS. AS A RESULT, WE HOPE TO INTEGRATE AS MANY OF YOUR EMPLOYEES AS IS PRACTICAL INTO THE ARVINMERITOR FAMILY.

                  WE BASED OUR PROPOSAL ON PUBLICLY AVAILABLE INFORMATION. IF YOU ARE WILLING TO WORK WITH US TO CONSUMMATE A TRANSACTION EXPEDITIOUSLY, WE MAY BE PREPARED TO ANALYZE FURTHER WHETHER A HIGHER VALUE IS WARRANTED. AS YOU CAN APPRECIATE, OUR PROPOSAL IS CONDITIONED UPON THE NEGOTIATION AND EXECUTION OF A DEFINITIVE MERGER AGREEMENT AND, OF COURSE, THE RECEIPT OF ALL NECESSARY SHAREHOLDER AND REGULATORY APPROVALS. REGARDING THE REQUIRED REGULATORY APPROVALS, WE HAVE CAREFULLY CONSIDERED ALL RELEVANT ISSUES WITH THE ADVICE OF COUNSEL, AND WE ARE CONFIDENT THAT THEY CAN BE OBTAINED. IN ADDITION, FINANCING IS NOT AN ISSUE.

                  WE HAVE RETAINED FINANCIAL AND LEGAL ADVISORS AND THEY ARE FULLY INFORMED. WE AND THEY ARE PREPARED TO MEET WITH YOU AND YOUR ADVISORS. WE BELIEVE IT IS IN THE BEST INTERESTS OF OUR RESPECTIVE SHAREHOLDERS FOR THIS TRANSACTION TO PROCEED AS EXPEDITIOUSLY AS POSSIBLE.

                  WE ARE CONFIDENT THAT YOU AND YOUR BOARD OF DIRECTORS WILL SHARE OUR VIEW THAT THIS PROPOSAL REPRESENTS A UNIQUE AND COMPELLING OPPORTUNITY FOR YOUR SHAREHOLDERS, CREATING A STRONGER COMBINED COMPANY THAT WILL BE WELL POSITIONED TO SUCCEED IN THE VERY COMPETITIVE AUTOMOTIVE SUPPLY INDUSTRY.

                  IF YOU OR ANY OF YOUR DIRECTORS HAVE ANY QUESTIONS ABOUT OUR PROPOSAL, PLEASE FEEL FREE TO GIVE ME A CALL. I WILL MAKE MYSELF AVAILABLE AT ANY TIME. MY CONTACT NUMBERS ARE [OMITTED] (OFFICE) AND [OMITTED] (MOBILE). WE DO NOT INTEND TO MAKE THIS LETTER PUBLIC.

                  MY BOARD OF DIRECTORS AND I BELIEVE THIS IS A VERY COMPELLING TRANSACTION FOR BOTH OF OUR COMPANIES AND SHAREHOLDERS. AGAIN, WE ARE EXCITED ABOUT THIS TRANSACTION AND ARE COMMITTED TO GETTING THIS TRANSACTION DONE. I HOPE TO HEAR BACK FROM YOU BY THE END OF NEXT WEEK AS I AM COMMITTED TO REPORTING BACK TO MY BOARD. I LOOK FORWARD TO HEARING FROM YOU.

                                                              SINCERELY,

                                                              LARRY D. YOST
                                                              CHAIRMAN AND CHIEF
                                                              EXECUTIVE OFFICER
                                                              ARVINMERITOR, INC.

        22. Defendant Magliochetti's reaction was immediate and adverse to Dana's shareholders. He definitively refused to discuss the proposal, instead, emphatically stating that Dana was "not for sale." This outright rejection constitutes a breach of his fiduciary duty to Dana's public shareholders as it was not based on consulting with the Board, any committees of the Board, any officers of Dana, or any legal counsel, public accountants, or other professionals or experts regarding ArvinMeritor's proposal.

        23. One week later, without engaging in any discussions with ArvinMeritor, Magliochetti sent a letter to Yost stating, in part:

         THE BOARD IS UNANIMOUS IN CONCLUDING THAT DANA HAS NO INTEREST WHATSOEVER IN PURSUING A SALE TRANSACTION WITH YOU, NOR DO WE BELIEVE THAT ANY OTHER COMBINATION OF OUR COMPANIES WOULD BE IN THE INTERESTS OF OUR SHAREHOLDERS. DISCUSSION AS TO A SALE TRANSACTION OR ANY OTHER
         COMBINATION WOULD NOT BE PRODUCTIVE. . . .


        24. On or about June 16, 2003, Yost sent a follow up letter to the entire Board of Dana. In that letter, Yost highlighted the fact that ArvinMeritor's proposal represented a 45% premium to Dana's closing price the day before the offer. Yost expressed surprise that Dana would "forgo even an initial meeting with [ArvinMeritor] to discuss [ArvinMeritor's] proposal in light of the significant value [ArvinMeritor] is prepared to offer [Dana's] shareholders." Moreover, Yost reiterated that ArvinMeritor would consider changing the consideration offered to a combination of stock and cash and even suggested that ArvinMeritor would consider "whether a higher value is warranted" if Dana would discuss a combination with ArvinMeritor.

        25. On June 19, 2003, defendant Magliochetti sent Yost a letter repeating that Dana had "no interest whatsoever in pursuing a sales transaction with ArvinMeritor." Defendant Magliochetti stated "any meeting or discussion as to a sales transaction or any other combination would not be productive."

        26. On or about July 8, 2003, frustrated by Dana's unwillingness to even discuss a possible business combination at any price, Yost sent a letter to defendant Magliochetti stating ArvinMeritor's willingness to increase its offer to $15.00 per share in cash. Further, Yost stated that ArvinMeritor intended to take its new $15.00 per share offer directly to Dana's public shareholders via a tender offer, with the hope that Dana's shareholders would be permitted to assess the desirability of ArvinMeritor's offer. Yost repeated that ArvinMeritor would be willing to consider even greater consideration if Dana would merely enter into discussions with ArvinMeritor.

        27. On or about July 9, 2003, ArvinMeritor issued a press release publicly announcing its $15.00 per share offer for the first time. On July 10, 2003, ArvinMeritor commenced its offer.

        28. On July 18, 2003, ten days after the tender offer was commenced and more than six weeks after ArvinMeritor first approached Dana, Dana's Board formed an independent committee for the purpose of reviewing and discussing matters relevant to the Board's response to ArvinMeritor's offer (the "Special Committee").

        29. On July 22, 2003, Dana filed its Recommendation Statement on
Schedule 14D-9 (the "Recommendation Statement") recommending that Dana shareholders decline to tender their shares in response to the ArvinMeritor offer. In making this recommendation, the Special Committee relied upon the opinion of Deutsche Bank Securities Inc. ("Deutsche Bank"). Notably, Deutsche Bank presented its analyses to ArvinMeritor earlier this year regarding a business combination with Dana, supporting an offer price for Dana's shares of
"less than or equal to the [$15.00] offer price per share...."

        30. In fact, Dana and the Individual Defendants have ensured that Dana is not sold under any circumstances to ArvinMeritor. During a July 23, 2003 public earnings call, defendant Magliochetti announced that there was effectively no price at which Dana would consider a sale to ArvinMeritor. This statement is also further evidence the defendants' outright refusal to even consider the proposal and/or tender offer.

        31. On August 6, 2003, defendant Magliochetti announced that the Company had, definitively, no intention of even investigating a possible transaction with ArvinMeritor. During an automotive conference, Magliochetti told reporters that: "We've responded to the offer that's been made, and from our vantage point, it's concluded."

                             DANA'S RIGHTS AGREEMENT
                             -----------------------

        32. Regardless of the desires of Dana's shareholders to explore a transaction with ArvinMeritor, ArvinMeritor's lucrative offer to acquire the Company is effectively futile without the Individual Defendants' approval. Specifically, Dana maintains a rights agreement commonly referred to as a "poison pill" which makes it highly unlikely that Dana could consummate a merger transaction without the Individual Defendants' approval.

        33. Dana adopted its poison pill on April 25, 1996, pursuant to a rights agreement with Chemical Mellon Shareholder Services, L.L.C. The rights plan does not expire until July 25, 2006.

        34. Dana's poison pill effectively precludes a hostile bid for the Company by permitting existing shareholders to dilute the hostile acquirer's holdings through the purchase of additional shares of Dana common stock at half their market price. In effect, the poison pill makes it prohibitively expensive for a hostile acquirer to purchase the Company, under any circumstances. ArvinMeritor has stated that it cannot consummate its tender offer until Dana redeems or exempts ArvinMeritor from Dana's poison pill. The Individual Defendants have not done so.

           THE DEFENDANTS' INADEQUATE DISCLOSURES CONCERNING THE OFFER
           -----------------------------------------------------------

        35. In addition to denying Dana's public shareholders the right to even consider ArvinMeritor's lucrative offer, the Individual Defendants have failed to provide the Company's public shareholders with full and fair information concerning the ArvinMeritor offer. In a Schedule 14D-9 filed on or about July 22, 2003, and subsequent amendments thereto, the Individual Defendants have failed to provide the following material information:

            o any description of the financial analyses, presentations, and/or opinions of Deutsche Bank, Credit Suisse First Boston ("CSFB"), and Goldman Sachs, the three investment banks/financial advisors that Dana retained to assess the adequacy of ArvinMeritor's offer;

            o the ranges of fair value for the Company calculated by the three investment bank/financial advisors;

            o the amount and nature of the compensation that is being paid to each of Dana's investment banks/financial advisors; and

            o any description of the "strategic alternatives" Dana is purportedly considering to ArvinMeritor's offer.

                                     COUNT I
                                     -------

      DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY - UNLAWFUL ENTRENCHMENT
      ---------------------------------------------------------------------

        36. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

        37. Plaintiff brings this Count derivatively in the right and for the benefit of Dana to redress injuries suffered and to be suffered by the Company as a direct result of the violations of fiduciary duties by the Individual Defendants. In particular, plaintiff seeks redress in this Claim for the injuries suffered and to be suffered by the Company by virtue of, inter alia, the actions undertaken and measures approve by defendants which were and are motivated solely or primarily for purposes of entrenchment.

        38. Plaintiff has not made any demand on the present Board of Directors of Dana to institute this action because such demand would be futile and is thereby excused for the following reasons:

            a. the Individual Defendants are not disinterested with respect to their refusal to disable the Poison Pill, and their summary and uninformed rejection of the recent premium offer by ArvinMeritor, as these and other actions were undertaken unlawfully, in bad faith and with the primary purpose and effect of entrenchment. The design and effect of the Individual Defendants' conduct, and its timing demonstrate that a basic motive in taking these actions and implementing these measures was to secure for the Individual Defendants their positions and emoluments within the Company. Defendants' summary, uninformed rejection of the recent premium offer infringes on the voting rights of Dana's shareholders through manipulation of the corporate machinery and has clear anti-takeover purposes and consequences. Under the circumstances, the Individual Defendants -- in approving and implementing these steps -- have acted with a sole or primary motive to perpetuate themselves in their positions of control within the corporate structure and to benefit themselves and other members of Dana executive management with whom they are closely allied; and

            b. the Individual Defendants are further interested in these transactions because each receives substantial salaries, bonuses, payments, benefits, and/or other emoluments by virtue of service on the Board. The Individual Defendants have thus benefitted and will continue to benefit from the wrongs herein alleged and have acted to preserve their positions of dominance and control and the perquisites thereof, and are incapable of exercising independent business judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and are consequently interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves.

        39. In addition to being self-interested, the Individual Defendants -- in taking the actions and approving the measures described above -- fundamentally failed to exercise sound and proper business judgment. Defendants, inter alia, failed to exercise due care and to act in the best interests of the Company in formulating and approving their conduct in a manner not in the best interests of the Company and its public shareholders.

        40. As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to the Company. Among other things, the defendants' unlawful failure to consider ArvinMeritor's offer with due care and simultaneous decision to maintain the Poison Pill, have the effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control and represents an ill-considered, hasty reaction which did not satisfy the directors' duty to obtain adequate information before rejecting a bona fide acquisition proposal. Defendants are manipulating Dana's corporate machinery as set forth herein and abusing their positions of control for purposes of securing their positions of control.

        41. To the extent that the conduct of the Individual Defendants is based upon what they perceive to be a threat by a third-party to take over Dana, the Individual Defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any such perceived threat. They have recklessly and in bad faith violated such duties.

        42. By virtue of the acts and conduct alleged herein, the Individual Defendants are carrying out a preconceived plan and scheme to entrench themselves in office, to thwart a fair and open auction of the Company that would maximize shareholder value, and to protect and advance their own personal financial interests at the expense of Dana and its shareholders, acting grossly disproportionately to any real or apparent threat.

        43. By reason of the foregoing, Dana has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

                                    COUNT II
                                    --------

           BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS
           ----------------------------------------------------------

        44. Plaintiff repeats and realleges each and every allegation set forth above.

        45. The Individual Defendants were and are under a duty to:

            (i)   act in the interests of the equity owners;

            (ii)  maximize shareholder value;

            (iii) undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

            (iv) act in accordance with their fundamental duties of due care and loyalty. At a minimum, this includes the duty to communicate with ArvinMeritor in order to obtain the information necessary to evaluate the offer and make an informed decision.

        46. By this acts, transaction and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are attempting unfairly to deprive Plaintiff and other members of the Class the true value of their investment in Dana.

        47. The Individual Defendants have refused to seriously consider premium offers for the Company's common stock in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. The Individual Defendants' placement of their own interests ahead of the interests of Dana's public shareholders is in direct violation of their fiduciary duties.

        48. As a result of the actions of the Individual Defendants, Plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of common stock.

        49. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and may prevent the Class from receiving its fair share of Dana's valuable assets and businesses as a result of the proposed by ArvinMeritor or some other bona fide offeror.

        50. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT III
                                    ---------

                       BREACH OF FIDUCIARY DUTY OF CANDOR
                       ----------------------------------

        51. Plaintiff repeats and realleges each and every paragraph above as if fully set forth herein.

        52. The fiduciary duty of candor requires disclosure of all information in defendants' possession germane to the transaction at issue. Directors are under a fiduciary duty to disclose fully and fairly all material information within the Board's control when it seeks or recommends shareholder action.

        53. As set forth above, the 14D-9 and the amendments thereto fail to disclose material information concerning the financial analyses and opinions of any of the three investment banks retained by Dana to assess the adequacy of ArvinMeritor's offer. Moreover, the Schedule 14D-9 touts the fact that Dana's Board has considered and is considering "strategic alternatives," but does not include any description of any of these so-called alternatives to a merger with ArvinMeritor.

        54. Defendants, in breach of their fiduciary duty of candor, have stranded Dana's shareholders without information necessary to make an informed decision concerning the fairness and adequacy of ArvinMeritor's $15.00 per share proposal.

        55. As a result of the Individual Defendants' unlawful conduct, plaintiff and the other Dana shareholders have been injured and have no adequate remedy at law.

        WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

        1. Declaring that this action is properly maintainable as a class action;

        2. Directing the Defendants to exercise their duty of care by giving due consideration to any proposed business combination;

        3. Directing the Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligations, or if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Dana's public stockholders;

        4. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

        5. Granting such other and further relief as this Court may deem just and proper.

                                  VERIFICATION
                                  ------------

         I, Donald Kincheloe, hereby verify that I have read the Complaint, authorized its filing, and that the foregoing is true and correct to the best of my knowledge, information, and belief.

DATE:      08-06-03                                   /s/ Donald Kincheloe
     ---------------------                         -----------------------------
                                                      DONALD KINCHELOE

DATED:  August 12, 2003.


                                             /s/ Garrett M. Smith
                                             -----------------------------------
                                             Garrett M. Smith
                                             MICHIE, HAMLETT, LOWRY, RASMUSSEN &
                                             TWEEL, P.C.
                                             500 Court Square, Suite 300
                                             P.O. Box 298
                                             Charlottesville, VA 22902
                                             (434) 951-7222
                                             (434) 951-7242 fax


OF COUNSEL:
SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA  19004
(610) 667-7706

MILBERG WEISS BERSHAD HYNES & LERACH, LLP
Steven G. Schulman
Seth D. Rigrodsky
One Pennsylvania Plaza
New York, NY  10119-0165

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
One Boca Place
2255 Glades Road, Suite 421A
Boca Raton, FL  33431